UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001- 34733

NISKA GAS STORAGE PARTNERS LLC

(Exact name of registrant as specified in its charter)

170 Radnor Chester Road, Suite 170

Radnor, PA 19087

(484) 367-7432

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Liability Company Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Units Representing Limited Liability Company Interests – One

Pursuant to the requirements of the Securities Exchange Act of 1934, Niska Gas Storage Partners L.P.* has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 9, 2016

NISKA GAS STORAGE PARTNERS L.P.

		By:	Swan GP LLC, its general partner

		By:	Brookfield Infrastructure Fund GP II LLC, its sole manager

		By:	/s/ Fred Day
		Name:	Fred Day
		Title:	Vice President

*  On July 19, 2016, Niska Gas Storage Partners LLC was acquired by Swan Merger Sub LLC, pursuant to the Agreement and Plan of Merger and Membership Interest Transfer Agreement, by and among Niska Gas Storage Partners LLC, Niska Gas Storage Management LLC, Niska Sponsor Holdings Coöperatief U.A., Swan Holdings LP and Swan Merger Sub LLC.  On August 1, 2016, Swan Merger Sub LLC converted to Niska Gas Storage Partners L.P. by filing a certificate of conversion from a limited liability company into a limited partnership and a certificate of limited partnership of Niska Gas Storage Partners L.P. with the Office of the Secretary of State of the State of Delaware.